THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 28, 2014

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Hunt Mining Corp. (the “Company”)
Amendment No. 3 to Form S-1
SEC File No. 333-182072

In response to your comment letter dated January 14, 2013, please be advised as follows:

General

1.
Washington State has laws that prohibit disposition of assets to the extent that there are not sufficient unencumbered assets to pay creditors should the company be liquidated.  Currently, after the spin-off of the shares of Hunt Mining to shareholders of Hunt Mountain, there will be sufficient unencumbered assets of Hunt Mountain to pay all creditors of Hunt Mountain Corp.

2.	The Company is foreign issuer and the Company has advised me that more than 50% of its common stock is owned by non-US residents.

Risk Factors

3.	The explanation requested has been provided.

Selling Stockholders

4.	The explanation has been provided.

5.	The number of distributes has been provided.

Mr. John Reynolds
Assistant Director
RE:	Hunt Mining Corp. (the “Company”)
Amendment No. 3 to Form S-1
SEC File No. 333-182072
March 28, 2014
Page 2

Escrowed Securities

6.	The information requested has been provided.

Three Year History

7.	The disclosure is now completer.

8.	The information requested has not been provided.

Management Compensation

9.	The tables have been updated.

Principal Shareholders

10.	The tables have been revised and the information has been provided.

Security Ownership of Certain Beneficial Owners and Management

11.	The information has been revised.

Major Shareholders of the Company as of November 20, 2012

12.	The information has been reconciled.

13.	Tim Hunt and Derrick Hunt and the shares they own have been added as requested.

14.	The information has been provided as requested.

Transactions with Related Parties

15.	The names of the individuals has been provided.

16.	The disclosure has been updated.

Mr. John Reynolds
Assistant Director
RE:	Hunt Mining Corp. (the “Company”)
Amendment No. 3 to Form S-1
SEC File No. 333-182072
March 28, 2014
Page 3

Shares Eligible for Future Sale

17.	The information requested has been supplied.

Material Income Tax Information

18.	The information requested will be supplied by amendment.

Independent Auditor’s Report

19.	The information will be supplied by amendment.

Exhibits

20.	The exhibits have been re-filed in proper electronic format.

21.	The consent of UAKO Geological Consulting has not been filed as an exhibit, but will be filed by amendment.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:           Hunt Mining Corp.